UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-38833

UP Fintech Holding Limited

1 Raffles Place, #35-61 One Raffles Place

Singapore (048616)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Explanatory Note

The Company is furnishing this Amendment No. 1 on Form 6-K originally furnished on October 23, 2024 solely for the purpose of amending the original Form 6-K such that the original Form 6-K (including Exhibit 1.1, Exhibit 5.1 and Exhibit 23.1 contained therein) as amended by this Amendment No. 1 shall be deemed to be incorporated by reference into the Registration Statement of UP Fintech Holding Limited on Form F-3 filed on October 22, 2024 (Registration No. 333-282761) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Except as set forth herein, the remainder of the original Form 6-K remains unchanged.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UP Fintech Holding Limited

	By:	/s/ JOHN FEI ZENG
	Name:	John Fei Zeng
	Title:	Chief Financial Officer

Date: October 23, 2024